Exhibit 99.1

TeliaSonera Clarifies View on Turkcell Board Composition

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 16, 2006--In preparation for the upcoming General Assembly in Turkcell Iletisim on May 22, 2006, TeliaSonera (NASDAQ:TLSN)(STO:TLSN)(HEX:TLS1V) has had a number of discussions with both Turkish Cukurova Group and the Russian Alfa Group.

However, so far these discussions have not lead to a joint proposal for the board composition of Turkcell Iletisim. The main issue discussed at this stage is the profile of independent members of the Turkcell Iletisim Board of Directors. In view of Turkish Cukurova Group's recent approaches and actions which, among others, raise concerns relating to corporate governance principles concerning Turkcell, TeliaSonera wishes to clarify the following:

-- According to the shareholders agreement in Turkcell Holding (controlling 51 percent of Turkcell Iletisim), the parties shall determine a joint policy regarding all subsidiary governance issues and the Board of Directors of Turkcell Holding shall nominate two nominees of TeliaSonera and two nominees of Cukurova as the board members to represent the Turkcell Holding on the Turkcell Iletisim board of directors. The proposal for Board nomination in Turkcell Iletisim falls under this "joint policy" principle.

-- In addition, the 2nd Commercial Court of Istanbul has in an interim decision stated that the representation of Turkcell Holding in the Turkcell Iletisim General Assembly, and in particular the proposal for the board composition of Turkcell Iletisim, should be agreed upon by the seven members of the Board in Turkcell Holding along with an administrator appointed by the court.

-- TeliaSonera's stance on the nomination of Board members of Turkcell Iletisim is that all parties should follow what has previously been agreed upon in the shareholders agreement of
Turkcell Holding; i.e. two members to be appointed by TeliaSonera, two members appointed by the Cukurova Group and three additional members to be agreed upon, whereof two should be independent according to the Securities and Exchange Commission's guidelines.

-- When it comes to the profile of independent members, their profile should be such that even in the eyes of the financial community and general public, they should be clearly identified as completely unrelated to the larger shareholders of Turkcell - in other words they should be truly independent.

-- In preparation of the General Assembly of 2005, an extensive screening process was carried out in order to identify truly independent candidates, which was also proposed to the General Assembly, but later withdrawn. TeliaSonera is of the opinion that a solution of the independent board member issue could be sought within the framework of the shortlist that has already been produced. Other solutions may also be possible, provided that true independence can be ensured.

Anders Igel, president and CEO of TeliaSonera comments:

"It is my belief that we have to find a solution to the shareholder issues surrounding Turkcell and a solution that is in line with previous agreements and good corporate governance principles. This is important for the long term development of Turkcell."

TeliaSonera will continue to take all the necessary steps to ensure the application of good corporate governance principles in Turkcell and to protect TeliaSonera's legal rights.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT: TeliaSonera
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